SEC

21004721

C

cessing Section

SEP 07 2021

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactolus Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8614 Westwood Center Drive, Suite 620
(No. and Street)

VIENNA	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz - 815-782-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

2821 West Seventh Street, Suite 700	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Alan M. Harter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pactolus Capital Partners, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sandra P Jones
Commonwealth of Virginia
Notary Public
Commission No. 7748326
My Commission Expires 7/31/2021

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACTOLUS CAPITAL PARTNERS

FINANCIAL STATEMENT
JUNE 30, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a public document pursuant to Rule 17a-(5)(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

weaver

Report of Independent Registered Public Accounting Firm

To the Member of
Pactolus Capital Partners

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pactolus Capital Partners (the Company) as of June 30, 2021, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pactolus Capital Partners as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pactolus Capital Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2021.

Fort Worth, Texas
August 27, 2021

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS		
Cash and cash equivalents	$	206,270
Commissions and fees receivable		354,621
Legacy commissions receivable		2,439
Investments, cost		242,385
Right of use asset		290,092
Other assets		1,328
TOTAL ASSETS	**$**	**1,097,135**
LIABILITIES AND MEMBER'S EQUITY		
Legacy commissions payable	$	683
Accounts payable and accrued expenses		41,498
Payable to affiliated entity		43,821
Lease liability		297,527
TOTAL LIABILITIES	**$**	**383,529**
MEMBER'S EQUITY		**713,606**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,097,135**

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR JUNE 30, 2021

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of Pactolus Capital Partners, (the "Firm") consistently applied in the preparation of the accompanying financial statements is provided below:

a. Nature of Operations — The Firm was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a placement agent as well as a wholesaler of variable life insurance products, annuities and mutual funds and also provides advisory services.

b. Cash Equivalents —The Firm considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

d. Concentrations of Credit Risk —The Firm places its cash in accounts with a local financial institution. The Firm did not have any amounts in excess of insured limits as of June 30, 2021.

e. Commissions and Fees Receivable — Commissions and Fees Receivable consist of commissions, fees and other amounts owed to the Firm in connection with its placement agency business. The Firm considers these receivables to be fully collectible. The accounts receivable balance at the beginning of the year was $205,005.

f. Legacy Commissions Receivable — Legacy Commissions Receivable consists of commissions, fees and other amounts owed to the Firm in connection with the Firm's business as a wholesaler of variable life insurance products, annuities, and mutual funds. The accounts receivable balance at the beginning of the year was $1,551.

g. Credit Loss Allowance – An allowance for credit losses is based on the Firm's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Firm considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Firm's expectation of the collectability in determining the allowance for credit losses. The Firm's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. As of June 30, 2021, no allowance was needed as the receivables were considered to be fully collectible.

h. Legacy Commissions Payable — Legacy commissions payable represent commissions due to the brokers.

i. Investments - The Firm is invested in several investments which are reported on a cost basis. See Note 2.

j. Revenue Recognition — Revenue from contracts with customers includes commissions income and fees from due diligence, consulting, monitoring, performance, and arrangement services to customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commission and Fees: The Firm provides marketing, due diligence, consulting, and arrangement services to customers. These fees are generated from the following activities: soliciting of investors for those customers that desire to raise capital through fund commitments, introducing clients to art dealers in order to procure works of fine art and providing diligence and negotiation services of certain investment transactions for a fee as defined by the contract. The Firm recognizes revenue at the point in time that performance under the agreement is completed, which in certain cases is the placement and acceptance of the investor by the customer, the closing date of the capital raise or at the time of purchase of the works of fine art.

The Firm also provides investment administrative, monitoring and identification services for certain customers. The Firm believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Firm. Fee arrangements are based on a fixed fee as stipulated by the contract. Fees are recognized on a quarterly basis and are recognized in the period for which the administrative, monitoring and identification services are provided.

In conjunction with the performance fees and due diligence services, the Firm also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. Revenues are recognized once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Investment Income: The Firm receives periodically interest income from the accrued interest on the Velocity investment. See Note 2.

Other Advisory Income and Reimbursement: The other advisory income and reimbursements are expenses incurred by the Firm. These expenses are paid back from the clients to the Firm per agreement between the client and the Firm.

Legacy Commissions: The Firm receives commissions from the sale of variable annuity contracts. The Firm's performance obligation under the annuity contract is satisfied on the trade execution date and in certain cases when the commissions are remitted up-front by the insurance company, the revenue is recognized on the trade date. Commissions not remitted up-front by the insurance company are designated as trail commissions and are considered variable consideration as the uncertainty is dependent on the market value of the annuity (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. The Firm does not recognize trail commission revenue until it is probable that a significant reversal will not occur, which in certain cases is when the trail commissions are remitted to the Firm from the insurance company.

k. Recently Adopted Accounting Standards

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for financial assets measured at amortized cost, which includes accounts receivable, due from related parties, and certain off balance sheet arrangements. The Firm adopted the standard on July 1, 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Firm's financial statements and there was no adjustment to beginning members' equity.

NOTE 2: INVESTMENTS

The Firm has investment in VP Advance Funding L.P. ("Velocity"). The Firm earns performance fees from clients invested with Velocity and in lieu of cash distributions for those fees the Firm has decided to reinvest some of the earned performance fees with Velocity. The underlying holdings of Velocity are in merchant cash advances and are valued based on the outstanding principal of the advance plus accrued interest with a reserve for collectability.

Pactolus Income Opportunities LLC: The Firm has investment in Pactolus Income Opportunities LLC ("PIO"). The PIO investment objective is to seek current income by providing a credit facility to Advanced Plus Deal 1, LLC a New York limited liability company managed by Advanced Plus LLC ("Advance Plus"), and to receive interest from this credit facility, as well as the participation in certain fees received by Advanced Plus LLC ("Advance Plus SPV"). The investment strategy is to provide a credit facility to Advanced Plus SPV to fund, at the direction of Advanced Plus, the acquisition of future Commission Receivables on supplemental health care policies sold by insurance agencies and agents under an Independent Marketing Organization (*"IMO"*) with whom Advanced Plus has an agreement. These Commission Receivables represent the future cash flows (*"Commission Income"*) that, under the normal course of business, would be due to the selling IMO after the sale of a supplemental health care policy, and which are funded from the premiums paid by the policyholder over the life of the policy. As of June 30, 2021, the Firm had a commitment of $150,000 in PIO which has been fully funded. The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. See Note 5.

The Firm has no significant influence over Velocity or PIO, the fair value of these investments is not readily determinable, and Velocity and PIO are not an investment companies in accordance with FASB ASC Topic 946. Therefore, GAAP requires the Firm to account for its investment in Velocity and PIO at cost less impairment. The Firm will only recognize investment income upon receipt of cash distributions received in excess of the cost basis. As of June 30, 2021, the balance of the Firm's investment in Velocity and PIO was $92,385 and $150,000, respectively. Management has evaluated the investment in Velocity and PIO for impairment and determined there is no impairment for the year ended June 30, 2021.

NOTE 3: INCOME TAXES

The operating results of the Firm are included in the tax return filed by the parent. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

The Firm follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Firm's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Firm has no significant financial statement exposure to uncertain income tax positions at June 30, 2021. The Firm is not currently under an income tax audit by any tax jurisdiction.

NOTE 4: RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Firm has one operating lease with its parent company for office space in Vienna, Virginia. The original lease was amended in August 2020 to reduce the office space and extended the lease term to expire in September 2026. This leasing arrangement includes an escalation clause which is recognized on a straight-line basis over the life of the lease. In accordance with FASB ASC 842, a right of use asset and lease liability were recorded at the time of adoption based on the present value of the future lease payments using a discount rate of 4%, the Firm's estimated incremental borrowing rate.

Amounts reported in the balance sheet as of June 30 2021 were as follows:

Operating leases:	
Operating lease ROU assets	$290,092
Operating lease liabilities	$297,527

Supplemental cash flow information:

Cach Paid for amounts included in the measurement of lease liabilities:	
Opearting cash flow from operating lease	$ 61,499
ROU assets obtained in exchange for lease obligations:	
Opearting lease	$ 100,131
Reduction to ROU assets resulting from reduction to lease obligations:	
Opearting lease	$ 42,509
Weighted average remaining lease term:	
Opearting lease	5.25 years
Weighted average discount rate:	
Opearting lease	4.0%

Amount disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of June 30, 2020 are as follows:

2022	$ 59,507
2023	$ 61,144
2024	$ 62,825
2025	$ 64,553
2026	$ 66,328
2027	$ 16,809
Total undiscounted lease payments	331,166
Less imputed interest	(33,639)
Total lease liabilities	$ 297,527

NOTE 5: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available personnel, certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. The amount owed by the Firm to the affiliated company at the end of the year was a net of $43,821.

The Firm has an investment in Pactolus Income Opportunities LLC ("PIO"). The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. The Manager is the "partnership representative" for the Internal Revenue Service purposes.

NOTE 6: RISKS AND UNCERTAINTIES

In the ordinary course of business, the Firm may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Firm's management believes that their ultimate outcome will not have a material effect on the Firm's financial position, results of operations, or net cash flows.

In the normal course of business, the Firm enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. The Firm expects the risk of future obligations under these indemnifications to be remote.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. At this time, the impact of COVID-19 has not had any material effect on the Firm's financial statements. However, management will continue to monitor the impact that COVID-19 has on the Firm and will reflect the effects as appropriate in the Firm's financial records.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Under this Rule, the Firm is required to maintain a "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness" of the Firm and a ratio of "aggregate indebtedness" to "net capital" of less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital must not be withdrawn if the resulting net capital ratio would exceed 15 to 1. On June 30, 2021, the Firm had net capital of $105,391 which was $98,895 in excess of its required net capital of $6,496. The aggregate indebtedness to net capital was 0.9245 to 1.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2021 through August 27, 2021, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurred during this period.